DENVER, COLORADO - MAY 30,  1997                   #97-013
7:00 PM MST


 CONSOLIDATED NEVADA GOLDFIELDS CORPORATION ANNOUNCES FIRST
                       QUARTER RESULTS


                                          Three Months Ended
                                                   March 31,
                                              1997      1996

Ounces of Gold Sold                         13,062    15,987
Ounces of Silver Sold                      426,649         -
Pounds of Copper Sold                    1,235,699         -
Revenue (000s US$)                          $7,327  $  5,658
Net (loss) (000s US$)                    $ (4,238) $ (1,725)
Net (loss) per Share                    $   (0.03)$   (0.03)


Consolidated Nevada Goldfields Corporation announced that during the first quarter ended March 31, 1997 it reported a net loss of ($4,238,000) or ($0.03) per share on revenues of $7,327,000 from the sale of 13,062 ounces of gold, 426,649 ounces of silver and 1.2 million pounds of copper compared to a net loss of ($1,725,000) or ($0.03) per share on revenues of $5,658,000 from the sale of 15,987 ounces of gold for the comparable period last year.

The Company has previously announced that it has changed its fiscal year-end from June 30th to December 31st and the information is presented for the first quarter of the current calendar year.

Operations

The  loss  for  the  quarter was primarily  attributable  to
production  shortfalls at the Company's mines.   Steps  have
been taken to address the problems causing the shortfalls.

     The Nixon Fork mine in Alaska performed in accordance with budget in terms of output and costs during the first quarter of 1997. Performance included planned production delays in order to complete planned maintenance and installation of new equipment. It is expected the mine will be at full capacity by June 1997.

     The  Company's  Aurora mine has continued  to  perform
  according  to  budget during the first quarter  of   1997.
  The Company recently announced the signing of a letter of intent to purchase the assets of the neighboring property to the Aurora mine subject to the completion of legal and
  technical   due-diligence.    Upon   completion   of   the
  transaction, the Company believes the plant could be modified to increase the throughput from 315 tonnes per day to 550 tonnes per day and that the life of the Aurora mine could be extended by at least seven years.


In Mexico, the Company has been engaged in a systematic program of management strengthening, capital investment, operational rehabilitation and debt restructuring. The pace of these improvements has been slower than anticipated with a consequent impact on operating margins.

     Slower than expected improvements during the last calendar quarter of 1996 resulted in below budget operations at the Company's Real del Monte y Pachuca silver mine near Mexico City. During the second quarter of 1997, however, operations at Pachuca have met tonnage expectations with the mill periodically running at a higher than anticipated 1,300 tonnes per day. Capital investment continues at the Pachuca mine with the addition of rubber tired equipment in some areas of the mine and further development of new shrinkage stopes and underground haulage ways. As a consequence, the Pachuca mine is projected to continue to increase production capacity through the balance of the year and beyond.

     Operations at the El Baztan copper mine have been complicated by reduced concentrate off take by the smelter at San Luis Potosi. Management is exploring alternatives to increase concentrate sales.

     The Company's Barita de Sonora barite mine near Hermosillo, experiencing low equipment availability and high overheads, has been performing below budget. New maintenance programs, administrative staff restructuring and improved operating procedures are anticipated to increase output from Barita de Sonora. The operation has renegotiated sales contracts with PEMEX which will result in a 15 to 20 percent increase in the price received from its barite sales.

      The   Company's  Magistral  del  Oro  gold   tailings
  reprocessing operation in north central Mexico is in the second phase of a two phase metallurgical testing program that will determine the long term viability of this operation. The operation has experienced difficulties with excessive copper absorption and slower than anticipated gold leaching kinetics resulting in below-budget performance. Lower heap heights, higher leaching rates and different chemical concentrations are being tested as a potential remedy for the problem. Results from the testing are expected to be available by June.


Corporate Finance

The Company previously announced the completion of a $4 million shareholder line of credit and the signing of a $45 million financing commitment with Standard Bank to provide $30 million in funds for restructuring the Company's existing bank debt and $15 million for the provision of a comprehensive hedging facility. The Standard Bank financing is subject to completion of legal and engineering due diligence. The Company plans to complete the due-diligence process during the second quarter of 1997


Consolidated Nevada Goldfields Corporation is a Denver based multi-national mining company with six producing mines and over 1,300 employees. The Company has proven and probable reserves of 560,000 ounces of gold, 51 million ounces of silver and 39 million pounds of copper. The Company currently trades on the Toronto exchange under the symbol KNV, on NASDAQ under the symbol KNVCF and on the Stuttgart, Frankfurt and Berlin exchanges, under the symbol CNV.


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